Exhibit (a)(3)

NEWS RELEASE

CONTACT: William T. Camp	6110 Executive Blvd., Suite 800 Rockville, Maryland 20852
Executive Vice President and Chief Financial Officer	Tel 301-984-9400 Fax 301-984-9610
E-Mail: bcamp@writ.com	www.writ.com

September 23, 2010

WASHINGTON REAL ESTATE INVESTMENT TRUST ANNOUNCES

TENDER OFFERS FOR OUTSTANDING NOTES

Rockville, MD, September 23, 2010 - Washington Real Estate Investment Trust (WRIT) (NYSE: WRE) announced today that it has commenced two cash tender offers for any and all of its outstanding 5.95% Senior Notes due June 15, 2011 (the “2011 Notes”) and its outstanding 3 7/8% Convertible Senior Notes due September 15, 2026 (the “Convertible Notes,” and collectively with the 2011 Notes, the “Notes”). The offers to purchase consist of two separate offers (each an “Offer” and together, the “Offers”), with one offer to purchase any and all of the outstanding 2011 Notes pursuant to the Offer to Purchase dated September 23, 2010 and the related Letter of Transmittal and a second offer to purchase any and all of the outstanding Convertible Notes pursuant to the Offer to Purchase dated September 23, 2010 and the related Letter of Transmittal.

The Offers are contingent upon the satisfaction of certain conditions, including WRIT’s issuance of debt having an aggregate principal amount of at least $250 million in one or more debt financings on terms reasonably satisfactory to WRIT. The Offers are not subject to any minimum tender condition.

The consideration payable per $1,000 principal amount of each series of the Notes will include the amount set forth below under the column entitled “Price Per $1,000 Principal Amount of Notes” plus the accrued and unpaid interest, up to, but not including, the settlement date for the Notes purchased in both Offers. The payment date for the 2011 Notes Offer shall be promptly following the 2011 Notes Offer Expiration Date (as defined below) and is expected to be October 4, 2010. The payment date for the Convertible Notes Offer shall be promptly following the Convertible Notes Offer Expiration Date (as defined below) and is expected to be October 25, 2010. Additional terms and conditions of the Offers are set forth in the respective Offers to Purchase and the related Letters of Transmittal.

CUSIP Number	Title of Security	Aggregate Principal Amount Outstanding	Price Per $1,000 Principal Amount of Notes
2011 Notes Offer
939653 AH 4	5.95% Senior Notes due June 15, 2011	$150,000,000	$1,037.50
Convertible Notes Offer
939653 AJ0/ 939653 AK7	3 7/8% Convertible Senior Notes due September 15, 2026	$125,495,000	$1,027.50

The 2011 Notes Offer will expire at 5:00 p.m., New York City time, on Friday, October 1, 2010, unless extended (the “2011 Notes Offer Expiration Date”) and the Convertible Notes Offer will expire at 12:00 midnight, New York City time, on Friday, October 22, 2010, unless extended (the “Convertible Notes Offer Expiration Date”). The 2011 Notes Offer Expiration Date and the Convertible Notes Offer Expiration Date are each referred to as an “Expiration Date.” Under certain circumstances, and as more fully described in the Offers to Purchase, WRIT may terminate either Offer before the applicable Expiration Date. Any tendered Notes may be withdrawn prior to, but not after, the applicable Expiration Date and withdrawn Notes may be re-tendered by a holder at any time prior to the applicable Expiration Date.

This press release is neither an offer to purchase nor a solicitation to buy any of the Notes nor is it a solicitation for acceptance of the Offers. WRIT is making the Offers only by, and pursuant to the terms of, the Offers to Purchase and

Washington Real Estate Investment Trust

FOR IMMEDIATE RELEASE

the related Letters of Transmittal. The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of WRIT, the Dealer Managers, the Depositary, the Information Agent for the Offers or the trustee for the Notes makes any recommendation in connection with the Offers.

The complete terms and conditions of the Offers are set forth in the Offers to Purchase and Letters of Transmittal that are being sent to holders of the Notes. Holders are urged to read the Offer documents carefully when they become available. Copies of the Offers to Purchase and Letters of Transmittal may be obtained from Global Bondholder Services Corporation, the Information Agent for the Offers, at (212) 430-3774 (collect) or (866) 540-1500 (toll-free).

Citi and Wells Fargo Securities are the Dealer Managers for the Offers. Questions regarding the Offers may be directed to Citi at (800) 558-3745 (toll-free) or (212) 723-6106 (collect) or Wells Fargo Securities at (866) 309-6316 (toll-free) or (704) 715-8341 (collect) for the 2011 Notes and (800) 367-8652 (toll-free) for the Convertible Notes.

WRIT is a self-administered, self-managed, equity real estate investment trust investing in income-producing properties in the greater Washington metro region. WRIT owns a diversified portfolio of 88 properties totaling approximately 11 million square feet of commercial space and 2,540 residential units and land held for development. These 88 properties consist of 26 office properties, 19 industrial/flex properties, 18 medical office properties, 14 retail centers and 11 multifamily properties. WRIT’s shares are publicly traded on the New York Stock Exchange (NYSE:WRE).

Forward-Looking Statements

Certain statements in our earnings press release or during our presentation are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially. Such risks, uncertainties and other factors include, but are not limited to, the effect of the current credit and financial market conditions, the availability and cost of capital, fluctuations in interest rates, tenants’ financial conditions, the timing and pricing of lease transactions, levels of competition, the effect of government regulation, the impact of newly adopted accounting principles, changes in general and local economic and real estate market conditions, and other risks and uncertainties detailed from time to time in our filings with the SEC, including our 2009 Form 10-K and second quarter 2010 10-Q. We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.